UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

iBio, Inc.

(Name of Issuer)

COMMON STOCK, $0.0010 PAR VALUE PER SHARE

(Title of Class of Securities)

451033203

(CUSIP Number)

William Sullivan, 10 Market Street, #773 Camana Bay Grand Cayman, KY1-9006 CAYMAN ISLANDS, 345-640-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451033203	13D/A	Page 2 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EASTERN CAPITAL LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 37,382,734
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 37,382,734

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,382,734
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4%
14.	TYPE OF REPORTING PERSON (see instructions) CO

* As of the filing date and as described in Items 4, 5(a) and 5(b), Eastern Capital Limited beneficially owns 8,457,734 shares of common stock and 28,925,000 shares of common Stock issuable upon exercise of Series B Preferred Shares. As described in Item 6, all Series B Preferred Shares are subject to a limit of exercise to the extent (and only to the extent) that Eastern Capital Limited or any of its affiliates would beneficially own in excess of 48.0% of the common stock after giving effect to such exercise.

CUSIP No. 451033203	13D/A	Page 3 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PORTFOLIO SERVICES LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 37,382,734
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 37,382,734

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,382,734
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4%
14.	TYPE OF REPORTING PERSON (see instructions) CO

As of the filing date and as described in Items 4, 5(a) and 5(b), Eastern Capital Limited beneficially owns 8,457,734 shares of common stock and 28,925,000 shares of common stock issuable upon exercise of Series B Preferred Shares. As described in Item 6, all Series B Preferred Shares are subject to a limit of exercise to the extent (and only to the extent) that Eastern Capital Limited or any of its affiliates would beneficially own in excess of 48.0% of the common stock after giving effect to such exercise.

CUSIP No. 451033203	13D/A	Page 4 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KENNETH B. DART
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 37,382,734
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 37,382,734

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,382,734
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

* As of the filing date and as described in Items 4, 5(a) and 5(b), Eastern Capital Limited beneficially owns 8,457,734 shares of common stock and 28,925,000 shares of common stock issuable upon exercise of Series B Preferred Shares. As described in Item 6, all Series B Preferred Shares are subject to a limit of exercise to the extent (and only to the extent) that Eastern Capital Limited or any of its affiliates would beneficially own in excess of 48.0% of the common stock after giving effect to such exercise.

CUSIP No. 451033203	13D/A	Page 5 of 6

Explanatory Note: This Amendment No. 14 to Schedule 13D amends the original Schedule 13D filed by the Reporting Persons, as previously amended by Amendments No. 1 through 13 (the “Schedule 13D”). Except as otherwise amended below, the Schedule 13D is unchanged. Defined terms used herein but not otherwise defined have the meanings set forth in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5(a)–(b)

Eastern Capital Limited beneficially owns 37,382,734 shares of the Issuer’s common stock, representing 42.4% of the Issuer’s outstanding common stock. Eastern Capital Limited has shared voting and dispositive power of the shares it beneficially owns with its parent, Portfolio Services Ltd. and Kenneth B. Dart.

Portfolio Services Ltd., as the owner of all of the outstanding shares of Eastern Capital Limited, indirectly beneficially owns 37,382,734 shares of the Issuer’s common stock, representing 42.4% of the Issuer’s outstanding common stock. Portfolio Services Ltd. has shared voting and dispositive power of the shares it beneficially owns.

As a result of Kenneth B. Dart’s ownership of all of the outstanding shares of Portfolio Services Ltd., he indirectly beneficially owns 37,382,734 shares of the Issuer’s common stock, representing 42.4% of the Issuer’s outstanding common stock. Kenneth B. Dart has shared voting and dispositive power of the shares he beneficially owns.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement

CUSIP No. 451033203	13D/A	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eastern Capital Limited
01/31/2020 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart, Director Name/Title

Portfolio Services Ltd.
01/31/2020 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart, Director Name/Title

Kenneth B. Dart
01/31/2020 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart Name/Title